Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: March 25, 2021

Innoviz Launches Revolutionary Automotive Perception

Platform to Accelerate Major Automakers’ Autonomous

Vehicle Production

Innoviz now ships its Automotive Perception Platform, InnovizAPP, to key automotive customers globally for evaluation, expanding access to critical technology for building and testing autonomous driving systems

[VIDEO to accompany PR] Based on Innoviz’s advanced Perception Software, InnovizAPP enables a safe autonomous driving experience as it identifies, detects and classifies objects.

TEL AVIV, Israel, March 25, 2021—Innoviz Technologies, Ltd., a leading provider of high-performance, solid-state LiDAR sensors and perception software, announced today that it has released its highly anticipated Automotive Perception Platform—InnovizAPP for the automotive industry. InnovizAPP is the company’s advanced perception platform, which includes automotive-grade hardware and software that enable autonomous vehicles (AVs) to identify and classify objects. Innoviz is already shipping InnovizAPP to selected automaker giants, helping them accelerate timelines for consumer AV programs globally.

InnovizAPP is based on Innoviz’s advanced Perception Software, which leverages the rich data derived from Innoviz’s LiDAR sensors, coupled with proprietary AI algorithms, to analyze the point cloud and estimate an object’s speed with high precision. The software can accurately detect and classify objects in any 3D driving scene up to 250 meters away, including cars, trucks, motorcycles, pedestrians, and more. It also executes perception algorithms in real time, detecting and classifying pixels as collision relevant or non-collision relevant.

The InnovizAPP hardware provides an automotive-grade reference design based on low cost automotive-grade components. It connects to existing vehicle systems and enables real-time perception in a simple plug-and-play manner, allowing automakers to test and learn how to build their own autonomous driving systems.

“InnovizAPP is a true technology breakthrough, offering an adaptable automotive-grade chip and platform that can be incorporated into existing vehicles,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “We developed it in response to requests from major automakers, and our customers in Asia, Europe, and North America are already optimizing their AV programs with this platform, which is rapidly becoming the gold standard for customer validation.”

Both the perception software and Innoviz’s solid-state LiDAR sensor, InnovizOne, are designed and developed to conform with the automotive industry’s highest standards and are being adopted by key industry leaders, including BMW.

This news follows Innoviz’s announcement on December 11, 2020, that it entered into a definitive agreement with Collective Growth Corporation (NASDAQ: CGRO), which would result in Innoviz becoming a publicly listed company. The combined Company will retain the Innoviz Technologies, Ltd. name, and its ordinary shares are expected to be listed on NASDAQ under the ticker symbol “INVZ”.

About Innoviz Technologies Innoviz is a leading provider of technology that will put autonomous vehicles on roads, ultimately changing the world and making life better. Innoviz is the only company with LiDAR technology that can “see” better than a human driver, while also meeting the automotive industry’s strict requirements for performance, safety, and price. Selected by BMW for its fully electric iX autonomous car program, Innoviz’s technology will be the first to be deployed in consumer vehicles. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, Magna International, Aptiv, Magma Venture Partners, and others. For more information, visit www.innoviz.tech

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz and Collective Growth, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement as well as Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Collective Growth and Innoviz. Innoviz filed the Registration Statement with the SEC, which includes Collective Growth’s Proxy Statement, and certain related documents, to be used at the meeting of Collective Growth stockholders to approve the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF COLLECTIVE GROWTH ARE URGED TO READ THE PROXY STATEMENT, AND ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INNOVIZ, COLLECTIVE GROWTH AND THE BUSINESS COMBINATION. The Proxy Statement has been mailed to stockholders of Collective Growth as of March 4, 2021. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including the Proxy Statement and Collective Growth’s final prospectus filed with the SEC on May 1, 2020. You may obtain a free copy of these documents as described in the preceding paragraph.

Contact Information

Media@innoviz-tech.com

Investor Contact:

Maya Lustig

Innoviz Technologies

+972 54 677 8100

Maya.lustig@innoviz-tech.com

Cody Slach or Matt Glover

Gateway Investor Relations

(949) 574-3860

Investors@innoviz-tech.com